# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scienjoy Holding Corp, CIK 0001753673
CUSIP: G7864D112
Title of class of securities: Class A ordinary share
Address of issuer's principal executive offices: RM 1118, 11th Floor, Building 3 No. 99, Wangzhou Rd., Liangzhu St, Yuhang Dist., Hangzhou, Zhejiang Province, China (F4), 311113
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0001919419
Persons authorized to receive notices and communications: Wolter Global Investment Ltd, Guo Junpeng, 306-07, No.8 Xingliang Road, Daliang Town, Wuqing District, Tianjin, China (F4), 300000, 86 1834 7355 000

## Reporting persons
- Wolter Global Investment Limited (CIK 0001919419): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Guo Junpeng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share
Name of issuer: Scienjoy Holding Corp
Address of issuer's principal executive offices: RM 1118, 11th Floor, Building 3 No. 99, Wangzhou Rd., Liangzhu St, Yuhang Dist., Hangzhou, Zhejiang Province, China (F4), 311113
Comment:
EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Schedule 13D/A") is filed on behalf of Wolter Global Investment Limited ("Wolter Global"), a company organized under the laws of the British Virgin Islands, and Guo Junpeng, a citizen of the People's Republic of China (each a "Reporting Person", and, collectively, the "Reporting Persons").

This Schedule 13D/A is being filed on behalf of the Reporting Persons to update certain transactions, including the ownership percentages of the Reporting Persons, as reported in the Schedule 13D filed by the Reporting Persons with the SEC on April 7, 2023.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D.

The title and class of equity securities to which this Statement on Schedule 13D/A relates to the beneficial ownership of the Class A Ordinary Share, with no par value of Scienjoy Holding Corporation, a British Virgin Islands corporation (the "Issuer" and such shares, the "Class A Ordinary Share"). The Issuer's principal executive office is located at RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St, Yuhang District, Hangzhou, Zhejiang Province, 311113, China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented as follows:

On April 9, 2026, pursuant to three Securities Purchase Agreement (collectively, the "SPAs") entered by Wolter Global and the three purchasers named therein (the "Purchasers"), Wolter Global sold to the Purchasers an aggregate of its 4,661,476 Class A Ordinary Shares of the Issuer in consideration for $5,593,771. On April 30, 2026, Wolter Global and the Purchasers closed the transactions as contemplated in the SPAs.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

The purpose of the transaction purported hereunder is for Wolter Global to dispose of its Class A ordinary shares.

On April 9, 2026, pursuant to three Securities Purchase Agreement (collectively, the "SPAs") entered by Wolter Global and the three purchasers named therein (the "Purchasers"), Wolter Global sold to the Purchasers an aggregate of its 4,661,476 Class A Ordinary Shares of the Issuer in consideration for $5,593,771. On April 30, 2026, Wolter Global and the Purchasers closed the transactions as contemplated in the SPAs.

A form of the SPA is attached hereto as Exhibit 6 respectively and is incorporated herein by reference. The foregoing summary descriptions of the SPA do not purport to be complete and is qualified in their entirety by reference to the full text of Exhibit 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D/A are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: None.
Transactions in the class effected during the past sixty days: Except as disclosed otherwise in the Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on April 30, 2026. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit No. Description

6 Form of the Securities Purchase Agreement, dated April 9, 2026, by and between Wolter Global Investment Limited and the Purchasers

## Signatures
- Wolter Global Investment Limited: /s/ Guo Junpeng, Guo Junpeng/Director (05/05/2026)
- Guo Junpeng: /s/ Guo Junpeng, Guo Junpeng (05/05/2026)